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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
        [ ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
                [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

      For Period Ended:  December 30, 2000

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

________________________________________________________________________________

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Denali Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

1360 Post Oak Boulevard, Suite 2250
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semiannual report, transition report on
    |     Form 10-K, Form 20F, 11K or Form N-SAR, or portion thereof will be
    |     filed on or before the fifteenth calendar day following the prescribed
[X] |     due date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.
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PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      As disclosed in the Form 10-Q for Denali Incorporated (the "Company") for the fiscal 2001 first quarter ended September 30, 2000, and in the Company's Form 10-K for the fiscal 2000 year ended July 1, 2000, during fiscal 2000, the Company experienced a greater than expected downturn in its underground storage tank market. Additionally, in Europe, capital spending in the petrochemical and chemical processing industry declined significantly in fiscal 2000, resulting in a decrease in the demand for the Company's products in those markets. In the first half of fiscal 2001, European conditions in general improved somewhat while U.S. steel storage tank revenues and margins declined due to competitive pressures. As a result, the Company experienced operating losses and significantly decreased cash flows from operations in fiscal 2000 and the first half of fiscal 2001. These operating losses resulted in the Company breaching the financial covenants in its credit facilities as well as defaulting on interest and principal payments on certain facilities. As a result, the Company is unable to make further borrowings under its principal credit agreements and faces serious liquidity problems. The Company has been engaged in discussions with its creditors regarding the development and implementation of a restructuring plan intended to address these matters. The Company's corporate staff has devoted necessarily substantially all of its resources to work on the restructuring plan and related matters. These demands, together with delays in receipt of consolidating data from European operations, prevented the Company's timely completion of the Form 10-Q for the fiscal quarter ended December 30, 2000.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      R. Kevin Andrews              (713)               627-0933
      (Name)                     (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes   [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment "A"

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                               Denali Incorporated
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 13, 2001             By /s/ R. Kevin Andrews
                                       -----------------------------------------
                                       R. Kevin Andrews, Chief Financial Officer

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                                 ATTACHMENT "A"

      The Company anticipates that its results of operations reflected by the statements of operations to be included in the Form 10-Q for the fiscal quarter and six months ended December 30, 2000 will change significantly from its results of operations for the fiscal quarter and six months ended January 1, 2000.

      The Company anticipates that its net loss of $960,000 for the fiscal quarter ended January 1, 2000 will increase to a net loss of approximately $6,102,000 for the fiscal quarter ended December 30, 2000. The Company anticipates that its net loss of $226,000 for the six months ended January 1, 2000 will increase to a net loss of approximately $8,084,000 for the six months ended December 30, 2000. The anticipated increases are primarily the result of:
(i) increased interest expense due to higher interest rates resulting from the Company's defaults under its credit facilities, (ii) decreases in net revenues and operating profit margins of certain of the Company's subsidiaries resulting from increased competition and industry slowdowns, (iii) the reduction in the U.S. dollar value of net revenues generated by the Company's European subsidiaries resulting from the weakening of the exchange rate between the foreign currency used by the Company's European subsidiaries and the U.S. dollar, (iv) recognition in the fiscal quarter ended September 30, 2000 of an impairment of approximately $1,038,000 of the carrying amount of goodwill for one of the Company's European subsidiaries, (v) recognition in the fiscal quarter ended December 30, 2000 of an impairment of approximately $3,825,000 of the carrying amount of fixed assets and goodwill for one of the Company's domestic subsidiaries, and (vi) decreases of $200,000 and $1,000,000 for the three months ended December 30, 2000 and six months ended December 30, 2000, respectively, in the amount recognized as other income related to the revaluation of the Company's put warrant liability for warrants issued to holders of the Company's subordinated debt. The results of operations of the Company for the fiscal quarter and six months ended December 30, 2000 have not been finalized and amounts referred to herein are estimates, subject to revision.